UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2018

Commission File Number: 001-13138

Pointer Telocation Ltd.
(Translation of registrant's name into English)

14 Hamelacha Street, Rosh Ha'ayin, Israel 4809133
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Pointer Telocation Ltd.

On June 18, 2018, Pointer Telocation Ltd. (the "Company") announced the results of its Annual General Meeting of Shareholders held on June 15, 2018 (the "Meeting"). At the Meeting, the Company's shareholders voted on the below proposals, as further detailed in the Company's proxy statement for the Meeting, furnished on Form 6K to the Securities Exchange Commission on May 2, 2018, as amended on June 11, 2018 (the "Proxy Statement"). All matters voted upon were approved.

In respect of Proposal 1 – the required majority of shareholders who participated in the Meeting voted in favor of the re-election of Mr. Yossi Ben Shalom, Mr. Barak Dotan and Mr. Nir Cohen as directors of the Company and Ms. Yehudit Rozenberg as an independent director of the Company for the coming year.

In respect of Proposal 2 – the required majority of shareholders who participated in the Meeting voted in favor of the appointment Kost Forer Gabbay & Kasierer as the independent public accountants of the Company for the year ending December 31, 2018 and authorizing the Company's Audit Committee to fix their remuneration in accordance with the volume and the nature of their services, as the Audit Committee may deem fit in their sole discretion.

In respect of Proposal 3 – the required majority of shareholders who participated in the Meeting voted in favor of the approval of a framework for an insurance policy for such directors and officers of the Company ("D&O Insurance Policy"), as shall serve from time to time, for a period of three (3) years commencing as of September 2018. The annual premium of the D&O Insurance Policy shall be up to US$ 120,000 for liability coverage of up to US$ 15,000,000, for all claims in the aggregate.

In respect of Proposal 4 – the required majority of shareholders who participated in the Meeting, including a majority of the shareholders who are not controlling shareholders and do not have a personal interest in the approval of the resolution, voted in favor of the approval of the Amended Compensation Policy of the Company, in the form attached to the Proxy Statement as Exhibit A, for a period of three (3) years as of the date of the Meeting.

In respect of Proposal 5 – the required majority of shareholders who participated in the Meeting, including a majority of the shareholders who are not controlling shareholders and do not have a personal interest in the approval of the resolution, voted in favor of the approval of the grant of 120,000 Restricted Stock Units to Mr. David Mahlab, the Company's Chief Executive Officer, in consideration for a price per share equal to the par value of the Company's shares. The Restricted Stock Units shall vest in accordance with the terms specified in the Proxy Statement. The Chief Executive Officer shall be entitled to acceleration of vesting, as set forth in the Proxy Statement.

Further, the Company's consolidated financial statements for the year ended December 31, 2017 and the report of the Board of Directors for such period were presented.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POINTER TELOCATION LTD.

Date: June 18, 2018	By: /s/ Yossi Ben Shalom
Yossi Ben Shalom
Chairman of the Board of Directors